UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated April 14, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: April 14, 2008	By: /s/ David Hottman David Hottman Chairman

PORTAL RECEIVES PERMITTING FOR

DRILLING FOR ITS SLICK ROCK URANIUM PROJECT, COLORADO

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to report that it has received final approval from the Colorado Division of Reclamation, Mining & Safety (DRMS) of its Notice of Intent (NOI) environmental permit for the planned drilling program at its Slick Rock uranium project in Colorado. With the drilling and geophysical contractors in place, drilling is anticipated to begin within two weeks.

The Company’s Slick Rock uranium project is located in the Slick Rock District, the southern portion of the prolific Uravan Mineral Belt in Colorado, which has historically produced over 84 million pounds of uranium oxide and 220 million pounds of vanadium oxide from 1936 to 1984 (Colorado Geological Survey Publication Fall 2006).

Within the Slick Rock District, the Company’s claims are strategically located in a southwest mineralized trend hosting a number of sandstone hosted roll front uranium deposits. Specifically, Portal’s claims are only 1 to 3 miles from six past producing or partially developed mines with recorded production or resources ranging from of 100,000 tonnes to 800,000 tonnes with an average grade of 0.20 - 0.30 % uranium (0.44 to 3.3 million pounds contained uranium) and 1.5 - 2.0 % vanadium (5.3 to 35.3 million pounds contained vanadium) (Reference Radioactive Mineral Occurrences of Colorado Bulletin 40, 1978).

The uranium–vanadium deposits within the Slick Rock Mining District are located within the upper part of the Salt Wash Member of the Morrison Formation, which is the principal host for mineralization in the Uravan Uranium Belt. Mineralization in the productive Salt Wash sandstone is estimated to occur at a depth of 500-600 feet below the surface on the Company’s claims.

Portal’s planned drill program will consist of 15 holes to a depth of approximately 200 meters. Compilation of previous work carried out in the 1970’s and 1980’s on the properties, has identified several areas of previous drilling with hole spacing of 50 to 150 meters which, historically in the district, indicates drilling on uranium mineralized zones. Portal plans to further define these mineralized areas through drilling both within them and on projected extensions.

Further to Portal’s news release of January 17, 2008, the Company’s subsequent due diligence indicated the existence of prior staking by another party that negated the Company’s filing to acquire the six claims totaling 100 acres that would have added marginally to the mineral rights comprising the Slick Rock project.

“The Slick Rock project is an exciting opportunity to explore for new orebodies in this prolific district and we are very excited with the upcoming drill program which will be the first drilling in over 20 years on these historic mineralized trends.” states Bruce Winfield, President of Portal.

Mr. Alex Boronowski, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101 and is responsible for the program design and quality control of exploration undertaken by the Company on the Slick Rock program.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President, CEO and Director

No securities regulatory authority or stock exchange has reviewed or accepts responsibility for the adequacy or accuracy of this release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.